13012132

SEC MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35776

RECEIVED MAR 0 1 2013

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2012** (MM/DD/YY) AND ENDING **December 31, 2012** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ensemble Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

179 Sully's Trail, Suite 200
(No. and Street)

Pittsford	NY	14534
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Gugino **(585) 419-8304**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mengel, Metzger, Barr & Co. LLP
(Name – *if individual, state last, first, middle name*)

100 Chestnut Street, Suite 1200	Rochester	NY	14604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/12/13

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Anthony Gugino**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Ensemble Financial Services, Inc.**, as of **December 31**, 20**12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PRINCIPAL

Title

Notary Public

CHRISTINE WARNER
Notary Public, State of New York
No. 01WA6009727
Qualified in Monroe County
Commission Expires July 6, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Ensemble
Financial Services

February 28, 2013

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

SEC Mail Processing RECEIVED MAR 01 2013 Washington DC 403 Section

Re: Ensemble Financial Services, Inc. CRD# 17443
Annual Audited Financial Statements – FYE December 2013

SEC Headquarters

Enclosed please find two original copies of the Annual Audited Financial Statements, with original signature, for Ensemble Financial Services, Inc. as required by the SEC, FINRA and certain state rules.

If you have any questions or need further information, please contact me.

Sincerely

Christine Warner

Christine Warner, CSCP®
Chief Compliance Officer

Tompkins Financial Advisors
Ensemble Financial Services, Inc.
Office: 585-419-8310 Fax: 585-641-7310
cwarner@tompkinsfinancialadvisors.com

Encl.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGEMENT, INC.)

PITTSFORD, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

AND

INDEPENDENT AUDITOR'S REPORTS

DECEMBER 31, 2012 AND 2011

CONTENTS

MMB
MENGEL METZGER BARR & CO. LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Ensemble Financial Services, Inc.

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Ensemble Financial Services, Inc. (a wholly owned subsidiary of TFA Management, Inc.) as of December 31, 2012 and 2011 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

100 Chestnut Street | Suite 1200 | Rochester, NY 14604 | P 585.423.1860 | F 585.423.5966 | mengelmetzgerbarr.com
Additional Offices: Elmira, NY • Hornell, NY • An Independent Member of the BDO Seidman Alliance

WE VALUE YOUR FUTURE

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ensemble Financial Services, Inc. as of December 31, 2012 and 2011 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 27, 2013

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGEMENT, INC.)

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2012	December 31, 2011
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 361,886	$ 565,558
Due from brokers	-	35,637
Other receivables	-	4,608
Prepaid expenses	120,591	93,916
Due from parent	871,227	893,433
TOTAL CURRENT ASSETS	1,353,704	1,593,152
PROPERTY AND EQUIPMENT		
Furniture and fixtures	64,692	64,692
Office equipment	25,384	25,384
Leasehold improvements	81,795	81,795
	171,871	171,871
Less accumulated depreciation	96,912	83,736
	74,959	88,135
OTHER	120,841	50,000
	$ 1,549,504	$ 1,731,287
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued commissions and commissions payable	$ 68,211	$ 94,873
Other	7,006	3,194
STOCKHOLDER'S EQUITY		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	5,000	5,000
Additional paid-in capital	3,800	3,800
Retained earnings	1,465,487	1,624,420
TOTAL STOCKHOLDER'S EQUITY	1,474,287	1,633,220
	$ 1,549,504	$ 1,731,287

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGEMENT, INC.)

STATEMENTS OF OPERATIONS

	Year ended December 31, 2012	2011
Revenue:		
Commissions	$ 576,244	$ 6,479,504
Other	102,060	454,859
TOTAL REVENUE	678,304	6,934,363
Operating expenses:		
Commissions	-	5,412,049
Management fee	337,006	723,304
Insurance	68,348	81,036
Other	502,724	522,229
TOTAL OPERATING EXPENSES	908,078	6,738,618
(LOSS) INCOME BEFORE INCOME TAXES	(229,774)	195,745
Income tax (benefit) expense	(70,841)	38,435
NET (LOSS) INCOME	$ (158,933)	$ 157,310

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGEMENT, INC.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common stock		Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares	Amount			
Balance at January 1, 2011	100	$ 5,000	$ 3,800	$ 1,967,110	$ 1,975,910
Net income				157,310	157,310
Dividends paid	-	-	-	(500,000)	(500,000)
BALANCE AT DECEMBER 31, 2011	100	5,000	3,800	1,624,420	1,633,220
Net loss	-	-	-	(158,933)	(158,933)
BALANCE AT DECEMBER 31, 2012	100	$ 5,000	$ 3,800	$ 1,465,487	$ 1,474,287

The accompanying notes are an integral part of the financial statements.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGEMENT, INC.)

STATEMENTS OF CASH FLOWS

	Year ended December 31, 2012	2011
CASH FLOWS - OPERATING ACTIVITIES		
Net (loss) income	$ (158,933)	$ 157,310
Adjustments to reconcile net (loss) income to net cash (used for) provided from operating activities:		
Depreciation	13,176	15,589
Deferred income tax benefit	(70,841)	-
Loss on sale of property and equipment	-	732
Changes in certain assets and liabilities affecting operations:		
Commissions receivable	-	32,000
Other receivables	4,608	(4,608)
Due from brokers	35,637	50,901
Prepaid expenses	(26,675)	77,715
Accrued commissions and commissions payable	(26,662)	22,856
Other current liabilities	3,812	3,194
NET CASH (USED FOR) PROVIDED FROM OPERATING ACTIVITIES	(225,878)	355,689
CASH FLOWS - INVESTING ACTIVITIES		
Proceeds from sale of property and equipment	-	351
NET CASH PROVIDED FROM INVESTING ACTIVITIES	-	351
CASH FLOWS - FINANCING ACTIVITIES		
Dividends paid	-	(500,000)
Decrease in amounts due from parent	22,206	285,705
NET CASH PROVIDED FROM (USED FOR) FINANCING ACTIVITIES	22,206	(214,295)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(203,672)	141,745
Cash and cash equivalents at beginning of year	565,558	423,813
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 361,886	$ 565,558
SUPPLEMENTAL CASH FLOW DISCLOSURE		
Income tax payments (paid to parent)	$ -	$ 38,435

The accompanying notes are an integral part of the financial statements.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Ensemble Financial Services, Inc. (a wholly owned subsidiary of TFA Management, Inc. "TFA") (the "Company" or "Ensemble"), located in Pittsford, New York, is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker/dealer. In 2012, the parent company changed their legal name from AM&M Financial Services, Inc. to TFA Management, Inc. The Company sells securities to clients across the country. TFA operates as a subsidiary of Tompkins Financial Corporation ("Tompkins") and Ensemble operates as a wholly-owned subsidiary of TFA.

In February 2011 management announced a repurposing of the Company and decided to exit the independent advisor support business. The Company currently continues to provide brokerage services for customers of TFA and Tompkins.

Basis of accounting

The Company's financial statements are prepared on the accrual basis of accounting.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments with original maturities of less than three months when purchased. Cash and cash equivalents are maintained at financial institutions located in New York State. All of the non-interest bearing transaction account cash balances were fully insured at December 31, 2012 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there was no limit to the amount of insurance for eligible accounts. Beginning January 1, 2013, FDIC insurance coverage will revert to $250,000 per depositor at each financial institution. In the normal course of business, the cash account balances at any given time may exceed insured limits. However, the Company has not experienced any losses in such accounts and does not believe it is exposed to significant risk in cash and cash equivalents.

Property and equipment

Property and equipment are stated on the basis of cost. Furniture, fixtures and office equipment are primarily amortized over a period of three to ten years and leasehold improvements are amortized over a period of ten to forty years. Depreciation is computed by using the straight-line method over the estimate useful lives of the assets for financial reporting purposes.

Major expenditures for renewals and betterments are capitalized while expenditures for replacements, maintenance and repairs which do not improve or extend the life of the respective assets are expensed currently. When assets are retired or otherwise disposed of, the cost and accumulated depreciation thereon are removed from the accounts and resulting gains or losses are included in operations.

Deposit

The Company has a cash deposit with an organization which transacts security trades on behalf of the Company. This deposit is refundable when the relationship is terminated.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Recognition of revenue

Commissions are recorded on a trade-date basis as securities transactions occur.

Income taxes

The Company is included in the consolidated Federal and New York State income tax returns of its ultimate parent company, Tompkins Financial Corporation. As part of an informal tax sharing agreement, the Company pays an amount of tax to TFA based on its percentage of TFA's total pretax income. The amount of current tax or benefit is either remitted to or received from TFA. The Company's effective income tax rate is lower than what would be expected if the federal and state statutory tax rates were applied to income before income taxes primarily because of the allocation of taxes between the parent company and subsidiaries.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

The Company has conducted an evaluation of potential subsequent events occurring after the statement of financial condition date through February 27, 2013, which is the date the financial statements are available to be issued. No subsequent events requiring disclosure were noted.

NOTE B: RELATED PARTY TRANSACTIONS

Management fee

The Company is charged a management fee by TFA for providing administrative services, office space and equipment. This fee is based upon salaries and other administrative costs and was $337,006 and $723,304 for the years ended December 31, 2012 and 2011, respectively. Management believes that the method used to allocate the costs and expenses is reasonable; however, such allocated amounts may or may not necessarily be indicative of what actual expenses would have been incurred had the Company operated independently of TFA.

Due from parent of $871,227 and $893,433 at December 31, 2012 and 2011, respectively, represents a non-interest bearing advance which is expected to be repaid in the next twelve months. The Company maintains a noninterest bearing commercial checking account with a subsidiary bank of Tompkins. The amount held with the related bank was approximately $362,000 and $566,000 at December 31, 2012 and 2011, respectively. These amounts are included in cash and cash equivalents on the statements of financial condition.

NOTE C: REGULATORY NET CAPITAL REQUIREMENTS

The Company is subjected to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a specified ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. As of December 31, 2012, the Company had net capital of $336,669 which was $286,669 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.22 to 1.

NOTE D: UNCERTAIN TAX POSITIONS

Accounting principles generally accepted in the United States of America prescribe minimum recognition thresholds for evaluating uncertain income tax positions, and provide guidance on derecognition, measurement, classification, interest and penalties, and disclosure.

Tompkins Financial Corporation files tax returns in the U.S. federal jurisdiction and in various state jurisdictions. With few exceptions, as of December 31, 2012, the Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years ended prior to December 31, 2009. The tax returns for the years ended December 31, 2009 through December 31, 2012 are still subject to potential audit by the IRS and state taxing authorities. Management of the Company believes it has no material uncertain tax positions and, accordingly it has not recognized any liability for unrecognized tax benefits.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGEMENT, INC.)

SUPPLEMENTARY INFORMATION

MMB

MENGEL METZGER BARR & CO. LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

Board of Directors
Ensemble Financial Services, Inc.

We have audited the accompanying financial statements of Ensemble Financial Services, Inc. (a wholly owned subsidiary of TFA Management, Inc.) as of and for the years ended December 31, 2012 and 2011, and have issued our report thereon dated February 27, 2013, which contained an unmodified opinion on those financial statements. Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information hereinafter, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 27, 2013

100 Chestnut Street | Suite 1200 | Rochester, NY 14604 | P 585.423.1860 | F 585.423.5966 | mengelmetzgerbarr.com
Additional Offices: Elmira, NY • Hornell, NY • An Independent Member of the BDO Seidman Alliance

WE VALUE YOUR FUTURE

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGEMENT, INC.)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2012

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total stockholder's equity		$ 1,474,287
Less non-allowable assets:		
Prepaid expenses		120,591
Due from parent		871,227
Property and equipment, net		74,959
Other		70,841
		1,137,618
Less haircuts on debt securities		-
NET CAPITAL		$ 336,669
Computation of basic net capital requirement:		
6-2/3% of aggregate indebtedness	$ 5,014	
Minimum requirement	$ 50,000	
Greater of the above		$ 50,000
EXCESS NET CAPITAL		$ 286,669
Excess net capital at 1000%		$ 329,147
Ratio of aggregate indebtedness to net capital		.22 to 1
Computation of aggregate indebtedness:		
Accrued commissions and commissions payable		$ 68,211
Other current liabilities		7,006
TOTAL AGGREGATE INDEBTEDNESS		$ 75,217

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGENT, INC.)

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2012.

ENSEMBLE FINANCIAL SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF TFA MANAGEMENT, INC.)

EXEMPTION FROM RULE 15c3-3

An exemption from Rule 15c3-3, is claimed based upon rule section (k)(2)(ii). All customer transactions are cleared through another broker/dealer (National Financial Services LLC, Sec 8-26740) on a fully disclosed basis.

MMB

MENGEL METZGER BARR & CO. LLP

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Ensemble Financial Services, Inc.

In planning and performing our audit of the financial statements of Ensemble Financial Services, Inc. (a wholly owned subsidiary of TFA Management, Inc.) (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

100 Chestnut Street | Suite 1200 | Rochester, NY 14604 | P 585.423.1860 | F 585.423.5966 | mengelmetzgerbarr.com

Additional Offices: Elmira, NY • Hornell, NY • An Independent Member of the BDO Seidman Alliance

WE VALUE YOUR FUTURE

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Board of Directors and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 27, 2013

MMB
MENGEL METZGER BARR & CO. LLP
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Ensemble Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (From SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Ensemble Financial Services, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Ensemble Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ensemble Financial Services, Inc.'s management is responsible for the Ensemble Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and check copies, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including applicable general ledger detail, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

100 Chestnut Street | Suite 1200 | Rochester, NY 14604 | P 585.423.1860 | F 585.423.5966 | mengelmetzgerbarr.com
Additional Offices: Elmira, NY • Hornell, NY • An Independent Member of the BDO Seidman Alliance

WE VALUE YOUR FUTURE

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 27, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035776 FINRA DEC
ENSEMBLE FINANCIAL SERVICES INC 13*13
179 SULLYS TRL STE 200
PITTSFORD NY 14534-4500

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

___

2. A.	General Assessment (item 2e from page 2)		$ 350
B.	Less payment made with SIPC-6 filed (exclude interest) 7/24/2012 Date Paid		(213)
C.	Less prior overpayment applied		(—)
D.	Assessment balance due or (overpayment)		137
E.	Interest computed on late payment (see instruction E) for_____days at 20% per annum		—
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 137
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 137	
H.	Overpayment carried forward	$(—)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

___

___

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

___
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the_____ day of______________, 20_____.

ANTHONY L. GUGINO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 678,302
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	509,912
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	28,429
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	—
Total deductions	538,341
2d. SIPC Net Operating Revenues	$ 139,961
2e. General Assessment @ .0025	$ 350
	(to page 1, line 2.A.)

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